FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of December 2005
                                  06 December 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.01   Press release of British Sky  Broadcasting  Group plc
                announcing Transaction in Own Shares released on December 06, 2005





6 December 2005

British Sky Broadcasting Group PLC - Repurchase of Shares

British Sky Broadcasting Group PLC ("BSkyB") announces that it has today purchased for cancellation 2,375,000 ordinary shares of BSkyB at a price of 484.33p per share.

Upon the cancellation of these shares the number of shares in issue will be 1,826,717,599.
                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: December 06, 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary